February 28, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Albany Molecular Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 000-25323

Dear Mr. Rosenberg:

This letter is submitted by Albany Molecular Research, Inc. (the “Company”) in connection with the verbal comments of the staff accountants (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s response dated January 14, 2013 to the Staff comments on the Company’s Annual Report on Form 10-K filed on March 15, 2012 (file no. 000-25323), as set forth in your letter dated December 14, 2012 to Michael M. Nolan, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Business

Service Offerings, page 5

1. Please refer to your response to prior Comment 1. Please provide us proposed disclosure to be included in future periodic reports that discloses the dollar amount of open manufacturing orders and accepted service contracts, that you described as bookings, to meet the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Company Response:

The Company proposes to include the following disclosure in its future filings:

Our backlog of open manufacturing orders and accepted service contracts was $xx.x million at December 31, 20xx, as compared to $xx.x million at December 31, 20xx. Our manufacturing and services contracts are completed over varying durations, from short to extended periods of time, which may be as long as several years.

We believe our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. First, contracts vary in duration, and as such the timing and amount of revenues recognized from backlog can vary from period to period. Second, the Company’s manufacturing and services contracts are of a nature that a customer may, at its option, cancel or delay the timing of delivery, which would change our projections concerning the timing and extent to which revenue may be recognized. In addition, the value of the Company’s services contracts that are conducted on a time and materials or full-time equivalent basis are based on estimates, from which actual revenue generated could vary. Finally, there is no assurance that projects included in backlog will not be terminated or delayed at any time by customers or regulatory authorities. We cannot provide any assurance that we will be able to realize all or most of the net revenues included in backlog or estimate the portion to be filled in the current year.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

2. Please refer to your response to prior Comment 2. For each license agreement expand your proposed disclosure to separately disclose the triggering event for each individually significant remaining milestone and its related contingent consideration as required by ASC 605-28-50-2b. For milestones that are not individually significant to the agreement please provide us proposed disclosure that quantifies the aggregate potential future milestones by triggering events such as the ones noted in your response.

Company Response:

The Company proposes to include the following disclosures in its future filings:

Collaborations

The Company has discovered and conducted the early development of several new drug candidates, with a view to outlicensing these candidates to partners for further development in return for a potential combination of up-front license fees, milestone payments and recurring royalty payments if compounds resulting from our intellectual property are successfully developed into new drugs and reach the market.

On October 20, 2005, the Company entered into a License and Research Agreement with Bristol-Myers Squibb (“BMS”) for a program of compounds that encompass biogenic amine reuptake inhibitors in development for the treatment of depression and other central nervous system disorders. As amended, the agreement is referred to herein as the “BMS Agreement”.

On December 20, 2010, the Company entered into a Research Collaboration and License Agreement with Genentech, Inc. (“Genentech”) (the “Genentech Agreement”, and collectively with the BMS Agreement, the “Agreements”) for a family of antibacterial compounds discovered from the Company’s proprietary research of its natural products sample collection.

Under the terms of the Agreements, the Company received upfront licensing fees and research funding to further develop the licensed compounds. In addition, the Company is eligible to receive development and regulatory milestones for each licensed compound, as well as royalties on sales of commercialized compounds if any.

Under the terms of the Agreements, the Company may receive milestone payments for each compound advanced by BMS and Genentech upon achievement of certain clinical and regulatory milestones as follows:

•	Up to $14.0 million in clinical development milestones; and

•	Up to $30.0 million in regulatory milestones, due upon acceptance and/or approval of new drug application filings with regulatory agencies in various jurisdictions.

The Company has determined the milestones contained in these Agreements to be substantive milestones in accordance with ASC 605-28-25. In evaluating the milestones included in the Agreements, the Company considered the following:

•	the Company considered each individual milestone to be commensurate with the enhanced value of the underlying licensed intellectual property as it is advanced from the development stage to a commercialized product, and considered them to be reasonable when evaluated in relation to the total agreement consideration, including other milestones.

•	the milestones are deemed to relate solely to past performance, as each milestone is payable to the Company only after the acheivement of the related event defined in the agreement, and is not refundable if additional future success events do not occur.

For the years ended December 31, 2012 and 2011, the Company recognized clinical development milestones of $0.8 million and $3.0 million, respectively under the BMS Agreement, and $0 for each such period under the Genentech Agreement.

The Company supplementally advises the Staff that it did not consider any of the individual milestones included in the aggregate totals above to be individually significant to the Agreements. The Company notes that the element of these Agreements that has the potential to be the most individually significant is the royalty payable to the Company on sales of commercialized compounds, if any. Under the Agreements, the Company is entitled to receive royalty payments for the duration of the patents underlying the commercialized compounds, if any. Royalty revenues earned under these agreements, if any, would likely significantly exceed the related milestone revenues, both individually and in the aggregate.

An illustrative example of the significance of the royalty element of the Company’s licensing agreements in relation to the milestone elements is the License Agreement dated March 15, 1995 between the Company and Marion Merrell Dow (now Sanofi), as amended (the “Sanofi Agreement”) for the non-sedating antihistamine known as fexofenadine HCl, which is sold by Sanofi under the name Allegra® in the Americas and as Telfast elsewhere. The Company notes that over the life of the Sanofi Agreement, it has received $7.4 million in milestone payments and, as of December 31, 2012, $524.2 million in recurring royalty revenues.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (518) 512-2211.

Very truly yours,

/s/ Michael M. Nolan

Michael M. Nolan

Vice President, Chief Financial Officer and Treasurer

cc:	Donald Abbott, Staff Accountant
Mark Brunhofer, Senior Staff Accountant